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July 2, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561
Attn:       David Lin

Irene Paik

Kate Tillan

Robert Telewicz

Re: Gemini Space Station, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 3, 2025

CIK No. 0002055592

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 3, 2025 (the “Registration Statement “).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an Amendment No. 2 to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Securities and Exchange Commission

July 2, 2025

Prospectus Summary

Summary of the Transactions, page 7

1.            We note your disclosure on page 7 that the “following organizational transactions will be consummated in connection with this offering” is not followed by any disclosure. Please revise your disclosure to provide a summary of the transactions to be consummated in connection with the offering, or advise otherwise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7-8 of the Amendment to provide a summary of the transactions to be consummated in connection with the offering.

Risk Factors

We have historically been reliant on related party loans, page 78

2.            We note your risk factor disclosure regarding your historical reliance on related party loans to finance your business. Please expand this risk factor to discuss in greater detail, with quantification, as applicable, the extent to which you have historically relied upon related party financing and the extent of any such reliance going forward, if known. Also, please describe in greater detail any potential consequences to your ability to finance your future operations or business plans if such related party transactions are interrupted or terminated. Finally, please consider including summary risk disclosure regarding your reliance on related party loans, to the extent material.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78-79 of the Amendment in response to the Staff’s comment, including revising the risk factor heading to include summary risk disclosure. Additionally, the Company has revised the “Summary Risk Factors” included on page 7 of the Amendment to highlight such risk factor relating to the Company’s historical reliance on related party loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Key Business Metrics, page 92

3.            Please revise your disclosure under “Key Business Metrics” to address the following points:

•	Explain the importance of Monthly Transacting Users to the management of your business and how MTU correlates to growth in trading volume, net income, or other key operating results.

•	Explain in greater detail how MTUs may overstate the number of unique consumers due to differences in “product architecture” or “user behavior,” as you state on page 92, and provide quantified, illustrative examples thereof, as appropriate.

Securities and Exchange Commission

July 2, 2025

•	Clarify whether your use of the term “user behavior” on page 92 refers to users registering for and using “multiple accounts with different email addresses, phone numbers, or usernames,” as referenced on page 80, or whether the term refers to any other user behaviors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92-93 of the Amendment to explain the importance of MTUs to the management of the business and how MTUs correlate to growth in trading volume, revenue, and net income. Additionally, the Company has revised the disclosure on page 93 of the Amendment to clarify its previous references to “product architecture” and “user behavior,” including reconciling the information to page 80 of the Registration Statement, in response to the Staff’s comment.

4.            We note that the bar chart titled “End of Quarter Monthly Transacting Users” on page 93 does not have numbers on the vertical axis. Please revise this chart to clearly label the vertical axis to help investors better understand the data represented by the height of each respective bar and the significance of any height differentials among them (e.g., Q4 2023 vs. Q4 2024).

The Company respectfully acknowledges the Staff’s comment and has revised the bar chart on page 93 of the Amendment to label the vertical axis.

Adjusted EBITDA, page 94

5.            We have considered your response to our prior comment 13. It appears from your response that a portion of your share-based compensation costs were charged to additional paid in capital rather than salaries and compensation expense. Please explain to us the nature of the adjustment to additional paid in capital and explain to us why it is necessary to add the full share-based compensation costs of $25 million to net income to arrive at adjusted EBITDA when it appears approximately $15 million of those costs were expensed.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96 of the Amendment in response to the Staff’s comment. Further, the Company respectfully advises the Staff that the difference between the stock-based compensation added back in the reconciliation of net loss to Adjusted EBITDA and the amount presented as stock-based compensation in the Statement of Cash Flows and Statement of Changes in Convertible Preferred Units and Members’ Deficit is due to the inclusion of items related to certain subsequent out-of-period adjustments related to certain prior acquisitions to ensure appropriate classification within additional paid-in capital.

During the year ended December 31, 2022, the Company entered into two asset acquisitions. Subsequent to the issuance of the 2022 Consolidated Financial Statements, the Company identified certain adjustments to the initial accounting conclusions, including an out of period purchase price error. The error resulted in a $10.0 million overstatement of the equity consideration and an overstatement of intangible assets. The Company corrected the error during the year ended December 31, 2023, by decreasing intangible assets and decreasing additional paid-in capital of approximately $10.0 million.

Securities and Exchange Commission

July 2, 2025

The total stock-based compensation expense recognized for the year ended December 31, 2023, was $25.8 million. Stock-based compensation in the Statement of Cash Flows and Statement of Changes in Convertible Preferred Units and Members’ Deficit is disclosed net of the $10.0 million additional paid-in capital correction for presentation purposes. This presentation had no impact on operating cash flows.

The $10.0 million out-of-period adjustments were presented directly to additional paid-in capital in the Consolidated Balance Sheets and did not impact the Company’s actual stock-based compensation expense recognized in net loss for the year ended December 31, 2023. The Company evaluated the out of period adjustments considering both quantitative and qualitative factors in accordance with Staff Accounting Bulletin No. 99 (SAB 99) and Staff Accounting Bulletin 108 (SAB 108). When considering both qualitative factors and quantitative factors, particularly when considering the correction in relation to total assets and additional paid-in capital for the years ended December 31, 2023, and 2022, respectively, the Company concluded that the error was immaterial to the financial statements as a whole. The amount represents approximately 1.5% of total additional paid-in capital and 0.8% of total assets for the year ended December 31, 2023.

The Company believes that the add-back is appropriate and ensures that it accurately reflects the actual stock-based compensation expense recognized in the period’s net loss, consistent with the objective of Adjusted EBITDA as a performance measure and to isolate operating performance exclusive of non-cash expenses.

To assist the Staff in reconciling the amount of stock-based compensation added back in the Company’s Adjusted EBITDA calculation to the amount presented as stock-based compensation in the Statement of Cash Flows and Statement of Changes in Convertible Preferred Units and Members’ Deficit, the Company provides the following reconciliation:

Description	Amount (in thousands)
Stock-based compensation expense recognized in net loss (used in Adjusted EBITDA add-back)	$25,848
Less: Valuation adjustments included in stock-based compensation in the Statement of Cash Flows and Statement of Changes in Convertible Preferred Units and Members’ Deficit for additional paid-in capital presentation purposes	(10,008)
Stock-based compensation presented in the Statement of Cash Flows and Statement of Changes in Convertible Preferred Units and Members’ Deficit	$15,840

Securities and Exchange Commission

July 2, 2025

Results of Operations

Comparison of Components of Results of Operations for the Years Ended December 31, 2024 and 2023, page 100

6.            Please tell us what consideration you’ve given to disaggregating transaction revenue and services revenue in your revenue table to provide year over year changes in revenue by source (e.g., exchange, OTC, credit card revenue, staking revenue, etc.). Additionally, we note in your discussion of the causes of year over year revenue fluctuations, you cite multiple factors that resulted in the change. When a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Amendment to disaggregate the revenue table to provide year over year changes in revenue by source. Further, the Company has revised the disclosure on pages 101-104 of the Amendment to quantify where reasonably practicable the contribution of an identified factor when a material change in a line item is attributed to two or more factors, including any offsetting factors, in accordance with Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 103

7.            In your response to our prior comment 36, you indicated that crypto assets held on the consolidated balance sheets are used primarily to support core operations, facilitate efficiency of the exchange, and as a reserve to satisfy regulatory requirements for certain subsidiaries. Please expand your disclosure to describe in sufficient detail your reasons for holding crypto assets and their potential use as a means to support core operations. In your revised disclosure, please include a discussion of any restrictions placed on the use of crypto assets by virtue of their use as a reserve to satisfy regulatory requirements and quantify the amount of such reserve. Finally, please tell us whether you believe the use of crypto assets as a reserve to satisfy regulatory requirements constitutes a contractual sale restriction as described in ASC 350-60-50-7 and if so provide the necessary financial statement disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amendment to provide certain reasons for holding crypto assets and their potential use as a means to support core operations, as well as to discuss restrictions placed on the use crypto assets by virtue of their use as a reserve to satisfy regulatory requirements, including the quantification of the amount of such reserve.

Additionally, the Company respectfully advises the Staff that the Company has considered whether the crypto assets held as a reserve to satisfy regulatory requirements constitute a contractual sale restriction and respectfully advises the Staff that such assets are not subject to contractual sale restrictions as defined under ASC 350-60-50-7. In the Company’s case, the applicable regulatory frameworks require the Company to maintain a minimum level of crypto assets to meet ongoing licensing or regulatory obligations. Although the regulatory agreement includes language prohibiting the lending, pledging, rehypothecation, or encumbrance of the assets, it does not contain contractual terms that prohibit the sale of such assets, as contemplated under ASC 350-60-50-7. Accordingly, the Company has concluded that these regulatory reserve requirements do not meet the definition of a contractual sale restriction.

Securities and Exchange Commission

July 2, 2025

Business, page 111

8.            We note your response to prior comment 19 regarding your present Listing, Issuing, and Custody Policy and your policies and procedures regarding the commingling of assets. Where appropriate in the prospectus, please revise your disclosure to provide a material summary of such information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of the Amendment to provide a material summary of its policies and procedures regarding the commingling of assets consistent with the Company’s response to prior comment 19. Further, the Company has revised the disclosure on page 71 of the Amendment to discuss the Company’s present Listing, Issuing, and Custody Policy as it relates to self-dealing and conflicts of interest, as discussed in response to prior comment 19.

Increasing the Number of Assets Available on Our Platform, page 118

9.            We note your response to prior comment 21 regarding the steps to approve new crypto assets for support on your platform, including the commercial, legal, and technical considerations given when making such a determination. Please revise your disclosure to provide a material summary of such information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120-121 of the Amendment to provide a material summary of the commercial, legal, and technical considerations given when making a determination to approve a new crypto asset for support on the Company’s platform. The Company respectfully advises the Staff that the revised disclosure in the Amendment is consistent with the Company’s response to prior comment 21, as well as the existing disclosure on page 92 of the Amendment, which the Company included in response to prior comment 17.

Our Products and Services, page 121

10.         We note your revised disclosure on page 123 and your response to prior comment 24 and reissue the comment in part. Please further revise your disclosure to include the information provided in your response regarding the persons within Gemini who oversee the reserve investment policy and disclose how your reserve investment policies may be modified.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 of the Amendment to include the information provided in the Company’s response to prior comment 24 regarding the persons within the Company who oversee the reserve investment policy. The Company respectfully advises the Staff that it does not currently have an express reserve investment policy and that it maintains its GUSD reserves in compliance with the June 8, 2022 NYDFS Guidance and in accordance with the supervisory agreement it has entered into with the applicable regulator. As such, while the Company is not able to provide any disclosure regarding modification, the Company has provided disclosure on this topic on page 125 of the Amendment in response to prior comment 24. The Company further respectfully advises the Staff that it intends to adopt a reserve investment policy prior to the offering and intends to clarify in a future amendment to its registration statement how such reserve investment policy may be modified once adopted.

Securities and Exchange Commission

July 2, 2025

Consolidated Financial Statements, page F-1

11.          Please confirm for us whether Gemini Space Station Inc. is expected to be capitalized on an other than nominal basis prior to effectiveness.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Gemini Space Station, Inc. is not expected to be capitalized other than on a nominal basis prior to effectiveness of the offering. Additionally, the Company respectfully advises the Staff that it has revised the disclosure on pages 7-8 of the Amendment to provide a summary of the organizational transactions to be consummated in connection with the offering, including with respect to Gemini Space Station, Inc. and Gemini Space Station, LLC.

Consolidated Statements of Cash Flows, page F-5

12.         We note your response to our prior comment 28. Given the fungible nature of some of your crypto asset holdings, please tell us, and consider expanding your disclosure to further discuss, how you determine the amount and types of crypto assets that are purchased and disposed immediately and those that are purchased and held. For example, please clarify whether certain business activities determine whether a purchased crypto asset will be disposed of nearly or immediately or held for a longer term.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Amendment in response to the Staff’s comment. The Company respectfully advises the Staff that the Company determines the amount and types of crypto assets that are purchased and disposed of nearly immediately by assessing underlying business activities. For example, crypto assets held for operations pertain to crypto assets received as a form of payment for Transaction revenue and Services revenue. Crypto assets received as a form of payment are converted to cash or used to fulfill operating expenses, including crypto rewards nearly immediately. As such, the underlying nature of the business activities and the nearly immediate use or conversion to cash provides for the classification as held for operations. Conversely, crypto assets held to support regulatory reserve requirements, investments or pledged as collateral to certain third parties where the Company retains control of the assets are deemed to be held for a longer period of time

Note 2. Summary of Significant Accounting Policies

Customer custodial funds and custodial funds due to customers, page F-9

13.          Please disclose the amount of customer custodial funds related to your Gemini Dollar as of December 31, 2024 and 2023, and disclose how you account for and classify the related obligation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-10 of the Amendment in response to the Staff’s comment.

Securities and Exchange Commission

July 2, 2025

Related party loans and convertible notes

Related party loans, page F-14

14.         We note the revised disclosure in response to prior comment 32. As previously requested, please revise to clarify whether you are able to sell, pledge or rehypothecate the assets.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-14 to improve clarity in response to the Staff’s comment. The Company respectfully advises the Staff that certain digital assets borrowed are under specified-purpose lending agreements. These assets are subject to contractual terms that limit their use for specific purposes. As discussed throughout the Amendment, the Company borrows bitcoin and ether for specific purposes, including holding such assets in satisfaction of applicable regulatory capital reserve requirements or posting such assets as collateral with certain third parties. The lending agreements prohibit the Company from using these assets for any other purpose. The Company retains control over these assets based on its ability to derive direct and identifiable economic benefits from holding and deploying the assets within the permitted scope, such as through their application to meet regulatory and operational needs and as collateral to access operational liquidity from a third-party and recognizes them on the balance sheet as assets or receivables, consistent with applicable accounting guidance. The convertible notes entered into by the Company, which are denominated in USD but received as crypto assets, are used for general operating activities

Note 3. Revenue

Revenue recognition, page F-22

15.          Please tell us your consideration of further disaggregating exchange revenues for spot and derivatives transactions.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that derivative transactions were not material for the periods presented. Derivative revenue was less than $1,000,000 for the years ended December 31, 2024, and 2023, respectively. As such, the Company has not disaggregated exchange revenues in the periods presented. The Company will continue to monitor the materiality of derivative transactions in the future and, if material, will provide further disaggregation in a future amendment to its registration statement or public filings, as applicable.

16.          We note your response to our prior comment 34. Please further revise your revenue table to provide a disaggregated presentation of, and a subtotal for, revenue recognized from contracts with customers separate from other sources of revenue. In that regard we note your presentation combines interest income with other services revenue recognized from contracts with customers.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-22 and F-23 of the Amendment in response to the Staff’s comment.

Transaction revenue, page F-23

17.          Please revise the disclosure of your accounting policy to more clearly state whether you believe you are the principal or agent with respect to trades executed on your platform. Based on your current disclosure, it is unclear whether you have concluded you never control the crypto assets before they are transferred to the customer or whether you make that determination on a case by case basis. In your revised disclosure and response, please clarify whether all your transaction revenue has been recorded on a net basis, gross basis or a combination thereof. Finally, please also make corresponding clarifications to revenue recognized from OTC and NFT trades.

Securities and Exchange Commission

July 2, 2025

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-23 and F-24 of the Amendment in response to the Staff’s comment.

18.         We note your response to our prior comment 36. Please clarify for us whether you have determined you are the principal or the agent in instant order transactions. In your response, please address the following:

•	To the extent you have concluded you are acting as an agent in instant order transactions, explain to us why the GILP holds crypto inventory.

•	Given the fungible nature of the crypto assets exchanged, explain to us how you concluded instant order transactions are not settled from GILP inventory but rather from the Company’s Central Limit Order Book.

•	Explain to us whether the GILP takes possession of crypto assets acquired from the Company’s Central Limit Order Book before they are transferred to the user making the instant order.

•	In your response, you indicate that a trade will only be executed if it does not cause a loss for the Company. If you are acting as an agent providing a matching service between users on your platform, explain to us how a trade could result in a loss for the Company.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows in response to each of the Staff’s comments:

•	To the extent you have concluded you are acting as an agent in instant order transactions, explain to us why the GILP holds crypto inventory.

The Company respectfully advises the Staff that it has concluded that it acts as an agent for accounting purposes in instant order transactions. GILP holds minimal inventory to ensure operational liquidity necessary for the efficient functioning of its exchange platform, such as covering network gas fees. The inventory is not held for resale or to generate margin through trading activities or other speculative or directional purposes.

Securities and Exchange Commission

July 2, 2025

•	Explain to us whether the GILP takes possession of crypto assets acquired from the Company’s Central Limit Order Book before they are transferred to the user making the instant order.

The Company respectfully advises the Staff that for each instant order, the Company executes a matched transaction on its Central Limit Order Book by first securing the crypto assets into its account momentarily solely for the purpose of settlement, and then immediately transferring those units to the customer via internal ledger entry. This process involves temporary intra-platform reallocation of assets, but it does not involve the movement of corporate assets outside the system or on-chain transaction. While the Company may briefly possess crypto assets during the course of instant order execution, it does so solely in a custodial capacity as part of an automated settlement process. At no point does the Company control the crypto assets in the trade settlement execution, nor are customer assets commingled with corporate assets. The Company never draws from inventory to satisfy customer orders, and crypto assets held by the Company are not used for fulfillment. The Company does not have the ability to direct the use of, or obtain substantially all of the economic benefits from, the customer’s crypto assets. It does not have price-setting authority or performance obligations independent of a matched offsetting trade.

Based on these facts and circumstances, the Company respectfully advises the Staff that it satisfies the criteria for agent classification.

•	Given the fungible nature of the crypto assets exchanged, explain to us how you concluded instant order transactions are not settled from GILP inventory but rather from the Company’s Central Limit Order Book.

The Company respectfully advises the Staff that, although the crypto assets are fungible, the Company does not facilitate customer trades unless the offsetting trade is guaranteed and successfully executed. Instant orders are priced and matched against real-time liquidity on the Central Limit Order Book, thereby attributing the settlement to the Central Limit Order Book rather than GILP inventory. The instant order execution is designed to route all customer orders through the Central Limit Order Book. The system is automated and configured such that, upon customer confirmation, an offsetting trade is executed on the Central Limit Order Book to ensure GILP can neutralize any exposure before settling the transaction. At no point can an instant order be fulfilled from GILP’s inventory as the system does not permit internal inventory to be sourced or matched directly to a customer order. Any such action would require manual override or intervention, which is not part of the operating model for instant orders. As such, the Company does not rely on GILP inventory to satisfy customer demand.

•	In your response, you indicate that a trade will only be executed if it does not cause a loss for the Company. If you are acting as an agent providing a matching service between users on your platform, explain to us how a trade could result in a loss for the Company.

The Company respectfully advises the Staff that the Company’s reference to a trade only being executed if it would not cause a loss in its response to prior comment 36 refers to the Company’s execution logic and risk controls, which are designed to ensure that the trade is only executed if a corresponding offsetting transaction can be secured on the Central Limit Order Book. Specifically, GILP’s instant order mechanism first posts a fill-or-kill order to the Central Limit Order Book and proceeds with the customer leg of the transaction only after the Central Limit Order Book leg fills in full. If the Central Limit Order Book cannot fill at the quoted price the entire transaction is cancelled. This does not reflect a profit motive or margin management strategy, but rather a condition of execution that ensures the Company does not assume price or inventory risk as part of facilitating the transaction. In addition, under the Company’s terms and conditions, the Company reserves the right to reject any order for any reason, including if it is unable to facilitate an offsetting transaction.

Securities and Exchange Commission

July 2, 2025

Credit card revenue, page F-24

19.          We note your response to our prior comment 30 and the related revisions to your disclosure. Please tell us how you determined you act as an agent of the issuing bank with respect to your credit card arrangement despite your agreement in 2024 to acquire all of the credit card loans. In your response, please tell us the portion of your credit card revenue attributable to interest, fees and interchange income and what those amounts would have been if they were recorded gross as the principal.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined it to be the agent based on the following facts and circumstances:

a)	The primary service provided to the customer is providing interchange service via credit cards. Interchange services refer to the processing and settlement of credit card transactions between cardholders and merchants, transaction authorization and fund settlement, all of which are under the direct supervision and oversight of the issuing bank. The issuing bank retains final approval authority. The issuing bank, not the Company, is primarily responsible for fulfilling this performance obligation. The Company acts as an agent on behalf of the issuing bank to perform services which enable the issuing bank to provide the underlying services. The Company does not control the interchange service.

b)	The issuing bank has approval authority over the Company’s policies and criteria for credit card approval. Once the policy is approved, if an applicant qualifies under the policy, the Company is able to set up their account and get the applicant their credit card without any input from the issuing bank. Any changes to the policy require approval from the issuing bank and, because the Company requires the issuing bank’s approval, the Company does not have control over the relationship with the applicant.

c)	The issuing bank has the pricing power. The amounts charged to the customer are interest and fees. These amounts are determined in the Credit Card Agreement between the issuing bank and the customer. The Company is allowed to propose changes to fee amounts and interest rates, but the issuing bank has to approve such changes before the Company can implement them. Because Gemini requires the issuing bank’s approval to any suggested pricing changes, the Company does not have discretion in establishing prices.

d)	The Company evaluated its involvement in the credit card arrangement with the issuing bank considering the acquisition of the credit card loans. While the Company acquires the loans post-origination and is exposed to credit losses in the event of customer default, the Company does not believe this constitutes inventory risk as contemplated by ASC 606-10-55-39(b). The Company’s exposure to credit risk occurs after the underlying service has been provided to the customer, rather than a transfer of control of the lending service itself. The issuing bank is the lender of record, sets credit card pricing and retains approval authority. The Company’s acquisition of the credit card loans is a separate and subsequent transaction from the facilitation of the credit card arrangement between the issuing bank and the customer. As this purchase occurs after the lending relationship has been established between the issuing bank and the customer and after the lending services have been rendered, it does not reflect control of the underlying credit service, which remains with the issuing bank throughout origination and servicing. Based on the collective considerations outlined above, the Company concluded that it does not control the specified service prior to its transfer to the customers and therefore qualifies as an agent in the transaction under ASC 606.

Securities and Exchange Commission

July 2, 2025

Further, the Company respectfully advises the Staff that the portion of the Company’s credit card revenue attributable to interest, fees and interchange income, as well as on a gross versus net basis for the year ended December 31, 2024 were as follows (in thousands):

Category	Gross Revenue	Expense	Net Revenue
Interest	7,633	(1,942)	5,691
Fees	298	(89)	209
Interchange	7,651	(1,919)	5,732
Total	15,582	(3,950)	11,632

Staking revenue, page F-24

20.          Please disclose where you record the associated payments to your customers related to the Ether staking.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-25 of the Amendment in response to the Staff’s comment.

Note 13. Related Party Loans and Convertible Notes, page F-37

21.         Your tables of crypto asset loans as of December 31, 2024 and 2023 present the total number of crypto assets borrowed for each loan at loan origination. Additionally, in the footnotes below the tables you disclose amounts of crypto assets that have been repaid subsequent to loan origination. Tell us what consideration you’ve given to also disclosing the total number of loaned crypto assets that remain outstanding at each period end.

The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page F-38 and F-39 of the Amendment to include the total number of loaned crypto assets outstanding as of each period. The Company respectfully advises the Staff that the total number of crypto assets outstanding as of period end can also be derived from the information the Company has disclosed, as the Company’s existing disclosure presents the total amount of crypto assets borrowed at loan origination and the footnotes disclosure provides the amount of crypto assets repaid during the periods presented. In response to the Staff’s comment, the Company has revised the disclosure to make clear the total number of loaned crypto assets outstanding as of each period.

* * * * *

Securities and Exchange Commission

July 2, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, LLC

Cameron Winklevoss, President, Gemini Space Station, LLC

Dan Chen, Chief Financial Officer, Gemini Space Station, LLC

Marshall Beard, Chief Operating Officer, Gemini Space Station, LLC

Tyler Meade, Chief Legal Officer, Gemini Space Station, LLC

David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Joseph Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP